SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A


                               (Amendment No.1)(1)

                               Global Sources Ltd.
                                (Name of issuer)

                     COMMON SHARES, $.01 PAR VALUE PER SHARE
                         (Title of class of securities)

                                   G39300 10 1
                                 (CUSIP number)

                               Joel M. Simon, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 88 Wood Street
                                 London EC2V 7AJ
                                     ENGLAND
                                + 44 20 7710 2000
                 (Name, address and telephone number of persons
                authorized to receive notices and communications)


                                27 November 2003
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.




                         (Continued on following pages)
                              (Page 1 of 11 Pages)


_________________

1       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. G39300 10 1                                        Page 2 of 11 Pages
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--------------------------------------------------------------------------------
       1             NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                  Hung Lay Si Co. Ltd.
--------------------------------------------------------------------------------
       2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)|_|

                                                                          (b)|_|
--------------------------------------------------------------------------------
       3             SEC USE ONLY
--------------------------------------------------------------------------------
       4             SOURCE OF FUNDS*
                           OO
--------------------------------------------------------------------------------
       5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------
       6             CITIZENSHIP OR PLACE OR ORGANIZATION
                           Cayman Islands
--------------------------------------------------------------------------------
   NUMBER OF         7      SOLE VOTING POWER
    SHARES                        - 0 -
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY          8      SHARED VOTING POWER
     EACH                         2,368,256
  REPORTING          -----------------------------------------------------------
  PERSON WITH        9      SOLE DISPOSITIVE POWER
                                  - 0 -
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                  20,043,609
--------------------------------------------------------------------------------
      11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                           20,043,609
--------------------------------------------------------------------------------
      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES (See Instructions)                       |_|
--------------------------------------------------------------------------------
      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           76.2%
--------------------------------------------------------------------------------
      14.            TYPE OF REPORTING PERSON (See Instructions)
                           CO
--------------------------------------------------------------------------------



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CUSIP No. G39300 10 1                                        Page 3 of 11 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
       1             NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     Hill Street Trustees Limited, as Trustee of the Quan Gung
                     '86 Trust
--------------------------------------------------------------------------------
       2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)|_|

                                                                          (b)|_|
--------------------------------------------------------------------------------
       3             SEC USE ONLY
--------------------------------------------------------------------------------
       4             SOURCE OF FUNDS*
                           OO
--------------------------------------------------------------------------------
       5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------
       6             CITIZENSHIP OR PLACE OR ORGANIZATION
                           Island of Jersey
--------------------------------------------------------------------------------
   NUMBER OF         7      SOLE VOTING POWER
    SHARES                        - 0 -
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY          8      SHARED VOTING POWER
     EACH                         2,368,256
  REPORTING          -----------------------------------------------------------
  PERSON WITH        9      SOLE DISPOSITIVE POWER
                                  - 0 -
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                  20,043,609
--------------------------------------------------------------------------------
      11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                           20,043,609
--------------------------------------------------------------------------------
      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES (See Instructions)                       |_|
--------------------------------------------------------------------------------
      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           76.2%
--------------------------------------------------------------------------------
      14.            TYPE OF REPORTING PERSON (See Instructions)
                           CO
--------------------------------------------------------------------------------



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CUSIP No. G39300 10 1                                        Page 4 of 11 Pages
---------------------                                        -------------------



               This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to Schedule 13D amends and supplements:

               o Schedule 13D, dated April 20, 2000, as filed with the Securities and Exchange Commission


Item 1.        Security and Issuer.

               This statement relates to common shares, $.01 par value per share ("Common Shares"), of Global Sources Ltd., a Bermuda corporation (the "Issuer"). The registered offices of the Issuer are located at Canon's Court, 22 Victoria Street, Hamilton, Bermuda HM 12.

Item 2.        Identity and Background.

               This Statement is filed by Hill Street Trustees Limited, an Island of Jersey limited liability company ("Hill Street"), and by Hung Lay Si Co. Ltd., a company organized under the laws of the Cayman Islands ("Hung Lay Si"). Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". Hill Street administers the Quan Gung '86 Trust, a trust formed under the laws of the Island of Jersey (the "Trust"), which owns all of the outstanding shares of Hung Lay Si. Hung Lay Si owns Common Shares. Hung Lay Si and Hill Street have the right to acquire certain Common Shares from another shareholder under certain circumstances. See Items 5 and 6. The shares of Hill Street are wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administrative services. The partners of the Mourant Group are: Richard Jeune, Ian James, Alan Binnington, James Crill, Tim Herbert, Jacqueline Richomme, Elizabeth Breen, Cyman Davies, Nicola Davies, Alastair Syvret, Edward Devenport, Jonathon Speck, Beverley Lacey, Julia Chapman, Jonathon Walker, Dominic Jones, Rupert Walker, Robert Hickling and Kevin Brennan.

               By virtue of its role as trustee of the Trust, Hill Street has the power to vote and dispose of the shares of Hung Lay Si owned by the Trust. Hung Lay Si has the power to vote and dispose of the Common Shares owned by it. Both Hill Street and Hung Lay Si have the right to acquire certain Common Shares from another shareholder in certain circumstances, including upon an attempted disposition of those Common Shares by that other shareholder, which results in Hill Street and Hung Lay Si having shared dispositive power over those Common Shares and, therefore, being beneficial owners of those Common Shares. Accordingly, as beneficial owners of the Common Shares, the Reporting Persons are hereby filing a joint Schedule 13D, as amended.

               The principal business address of Hill Street and each of the partners of the Mourant Group is the law firm of Mourant du Feu & Jeune, PO Box 87, 22 Grenville Street, St. Heilier, Jersey JE4 8PX, Channel Islands. The registered office address of Hung Lay Si is P.O. Box 219GT, Strathvale House, North Church Street, George Town, Grand Cayman, Cayman Islands.

               Neither Reporting Person and none of the partners of the Mourant Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



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CUSIP No. G39300 10 1                                        Page 5 of 11 Pages
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               Neither Reporting Person and none of the partners of the Mourant
Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               The 2,368,256 Common Shares directly owned by Hung Lay Si were acquired in exchange for "A" ordinary voting shares, $1.00 par value, of Trade Media Holdings Ltd. ("TMHL") held by Hung Lay Si pursuant to a Share Exchange Agreement, dated as of December 6, 1999, by and among The Fairchild Corporation, the Issuer, TMHL and the shareholders of TMHL, as amended (the "Share Exchange").

               On 27 November 2003, Hung Lay Si sold 13,667,132 Common Shares (the "Sale Shares") to Mr. Merle A. Hinrich for US$8.00 per share or US$109,337,056 in the aggregate (the "Purchase Price") pursuant to the Sale Agreement (defined in Item 6 below). The Purchase Price is payable on the earliest of (i) 27 November 2013, (ii) the date of Mr. Hinrich's death and (iii) the day before the date on which Mr. Hinrich becomes subject to proceedings under any bankruptcy or insolvency laws applicable to him. Any amounts not paid when due will accrue interest at a rate of LIBOR plus 1%. In addition to the Purchase Price, Mr. Hinrich is also required to pay to Hung Lay Si 50% of any cash dividend payments made on any of the Sale Shares, to the extent those shares are pledged to Hung Lay Si to secure Mr. Hinrich's obligation to pay the Purchase Price. In respect of any non-payment by Mr. Hinrich of the Purchase Price or dividend payments, Hung Lay Si's sole recourse is against the Sale Shares and 4,008,221 Common Shares (the "Personal Shares") previously owned by Mr. Hinrich. See Item 6.

Item 4.        Purpose of Transaction.

               The purpose of the sale of the Sale Shares was for Hung Lay Si to reduce its voting and direct ownership interest in the Common Shares and ultimately to generate cash proceeds from the sale of the Sale Shares. Other than as may relate to it no longer having the ability to vote a majority of the outstanding Common Shares of the Issuer in any meeting that shareholders may be asked to vote on generally, neither of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

               (a) The aggregate percentage of Common Shares reported to be beneficially owned by each Reporting Person is based upon 26,313,949 Common Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K as filed with the Securities and Exchange Commission on 11 November 2003.

               As of the close of business on 27 November 2003, Hung Lay Si owns 2,368,256 Common Shares, representing approximately 9.0% of the Common Shares outstanding and in respect of which it has voting and dispositive power. Hill Street has shared voting and dispositive power with Hung Lay Si with respect to those 2,368,256




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CUSIP No. G39300 10 1                                        Page 6 of 11 Pages
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Common Shares by virtue of its authority to vote and to dispose of the shares of
Hung Lay Si owned by the Trust. As of the close of business on 27 November 2003, Hung Lay Si has shared dispositive power over an additional 17,675,353 Common Shares directly owned by Mr. Hinrich as of 27 November 2003 (comprised of the Sale Shares and the Personal Shares), representing approximately 67.2% of the Common Shares outstanding, by virtue of Hung Lay Si having rights of first refusal under certain circumstances in respect of sales by Mr. Hinrich of such Common Shares. Hill Street has shared dispositive power with respect to such 17,675,353 Common Shares both by virtue of its authority to vote and to dispose of shares of Hung Lay Si owned by the Trust and by virtue of it having the same rights of first refusal as does Hung Lay Si. See Item 6. The aggregate number of Common Shares of which Hung Lay Si and Hill Street have beneficial ownership is 20,043,609, representing approximately 76.2% of the Common Shares outstanding.

               (b) The Reporting Persons have shared power with each other to vote the 2,368,256 Common Shares directly owned by Hung Lay Si reported in this
Schedule 13D. Each partner of the Mourant Group identified in Item 2 may be deemed to have shared voting power with each other and with the Reporting Persons over these Common Shares as a result of his or her position with the Mourant Group.

                      The Reporting Persons have shared dispositive power with each other over the 20,043,609 Common Shares reported in this Schedule 13D. Each partner of the Mourant Group identified in Item 2 may be deemed to have shared dispositive power with each other and with the Reporting Persons over these Common Shares as a result of his or her position with the Mourant Group.

                      The Reporting Persons may be deemed to be members of a "group" with Mr. Hinrich by virtue of having certain rights of first refusal in respect of sales by Mr. Hinrich of 17,675,353 Common Shares owned by Mr. Hinrich as of 27 November 2003. See Item 6.

               (c) Schedule A annexed hereto lists all transactions in the Common Shares in the last sixty days by the Reporting Persons.

               (d) Except as described in the penultimate sentence of the second paragraph of Item 3, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares reported in this Schedule 13D.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               The following descriptions of certain terms of the Sale Agreement (defined below) and the Security Agreement (defined below) are qualified in their entirety by reference to the Purchase Agreement and the Security Agreement, copies of which are attached hereto as Exhibits.

               The Reporting Persons are party to an Agreement for the Sale of Shares in Global Sources Ltd. dated 27 November 2003 among the Reporting Persons and Mr. Merle



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CUSIP No. G39300 10 1                                        Page 7 of 11 Pages
---------------------                                        -------------------


A. Hinrich (the "Sale Agreement") pursuant to which Mr. Hinrich purchased the Sale Shares from Hung Lay Si as described in the second paragraph of Item 3.

               The Reporting Persons are party to a Security Agreement in Respect of 17,675,353 Common Shares of Global Sources Ltd. among the Reporting Persons and Mr. Merle A. Hinrich (the "Security Agreement").

               Dividend Payment. Under the Sale Agreement, as described in Item 3, Mr. Hinrich is required to pay to Hung Lay Si 50% of any cash dividends he receives on any Secured Sale Shares.

               Right of First Refusal. The Sale Agreement provides that until the entire purchase price and all dividend payments have been received by Hung Lay Si, if Mr. Hinrich wishes to transfer or sell any of the Common Shares subject to the security interest under the Security Agreement to any person other than the Reporting Persons in a private transaction or on the open market, the Reporting Persons shall, upon written notice of such transaction, have 28 days to offer to purchase any of the Common Shares subject of the transfer or sale on the same terms and conditions. If the transfer or sale is with one or both of the Reporting Persons, the Reporting Person(s) may deduct any of the outstanding Purchase Price, dividend payment and default interest from the price it pays for such Common Shares; provided that if the transferor is the Trustee any balance after such deduction shall be paid to Mr. Hinrich. Notwithstanding the foregoing, under no circumstances may the Mr. Hinrich transfer or sell privately or publicly any Common Shares subject to the security interest to any person other than Hung Lay Si without prior consent of Hung Lay Si.

               Call Option. The Sale Agreement provides that, until the entire Purchase Price and all dividend payments have been received by Hung Lay Si, on or after the date upon which the Issuer ceases to be a public company, Hung Lay Si has an option to purchase any of the Sale Shares (see below) subject to the security interest at $8 per share. Hung Lay Si shall transfer to Mr. Hinrich the difference between (a) the call price and (b) the outstanding Purchase Price, dividend payments and default interest.

               Security Interest. The Sale Agreement and the Security Agreement provide that Mr. Hinrich shall grant to Hung Lay Si, as security for the Purchase Price, dividend payments and any default interest, a first priority security interest in the Personal Shares and the Sale Shares. For every $8 of the Purchase Price received by Hung Lay Si from Mr. Hinrich, Hung Lay Si shall release its security interest in one Sale Share; provided that (a) no dividend payment or default interest is outstanding, (b) Hung Lay Si believes its security interest is not jeopardized and (c) a release is executed. If at any time prior to the Payment Date the value of the Personal Shares subject to the security interest (the "Secured Personal Shares") exceeds 50% of the purchase price outstanding, then upon request from Mr. Hinrich, Hung Lay Si shall release from the security interest such number of Secured Personal Shares that in Hung Lay Si's opinion would ensure that at least 50% of the outstanding Purchase Price remains covered by the value of the other Secured Personal Shares.

               Voting Rights. Pursuant to the Security Agreement, upon an event of default Hung Lay Si may exercise in the name of Mr. Hinrich any voting rights and any powers or rights which may be exercised by Mr. Hinrich in respect of the Common Shares subject to the security interest; provided, however, that unless written notice has been delivered by Hung Lay Si to Mr. Hinrich, Mr. Hinrich shall (except as provided under "Dividend Payment" above) receive all dividends or other amounts and exercise all voting and other consensual



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CUSIP No. G39300 10 1                                        Page 8 of 11 Pages
---------------------                                        -------------------


powers or rights with respect to such Common Shares, provided further, however, that Mr. Hinrich shall not act in any way which could reasonably be expected to violate the Sale Agreement or impair the security interest.

               Contingent Irrevocable Proxy. The Security Agreement provides that Mr. Hinrich shall deposit with Hung Lay Si an irrevocable proxy in respect of the Common Shares subject to the security interest which may not be exercised by Hung Lay Si until or after such time as such security interest becomes enforceable in accordance with the terms of the Security Agreement.

               Transfer of Voting Power. Pursuant to the Security Agreement, upon an event of default under the Sale Agreement or the Security Agreement, the death, insolvency or bankruptcy of Mr. Hinrich or a demand being made for the payment of all or any of the obligations of Mr. Hinrich owing to either Reporting Person, Hung Lay Si may (a) exercise voting and/or consensual powers over the Common Shares subject to the security interest, (b) receive dividends and (c) transfer the Common Shares subject to the security interest as it deems fit.

Item 7.        Material to be Filed as Exhibits.

               1. Joint Filing Agreement.

               2. Agreement for the Sale of Shares in Global Sources Ltd.

               3. Security Agreement.

               4. Schedule 13D, dated April 20, 2000.

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CUSIP No. G39300 10 1                                        Page 9 of 11 Pages
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                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 8, 2003                   HILL STREET TRUSTEES LIMITED,
                                           as trustee of the Quan Gung '86 Trust

                                           By:    /S/RFV Jeune
                                           Name:  RFV Jeune
                                           Title: Director



                                           HUNG LAY SI CO. LTD.

                                           By:    /s/ William R. Seitz
                                           Name:  William R. Seitz
                                           Title: Director



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CUSIP No. G39300 10 1                                        Page 10 of 11 Pages
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                                   SCHEDULE A



                    Transactions in the Shares Within the Past 60 Days
                    --------------------------------------------------



           Common Shares
                Sold                Consideration                Date of Sale
                ----                -------------                ------------


             13,667,132           US$109,337,056(1)            27 November 2003





--------
(1) The Shares were sold pursuant to a sale agreement dated 27 November 2003 (a private securities transaction) and a security agreement dated 27 November 2003.

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CUSIP No. G39300 10 1                                        Page 11 of 11 Pages
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                                  EXHIBIT INDEX

Exhibit
-------

1. Joint Filing Agreement

2. Agreement for the Sale of Shares of Global Sources Ltd

3. Security Agreement

4. Schedule 13D, dated April 20, 2000.